Exhibit 99.1

voxeljet AG Reports Financial Results for the Second Quarter Ended June 30, 2017

Friedberg, Germany, August 14, 2017 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the second quarter ended June 30, 2017.

Highlights - Second Quarter 2017

•	Total revenues for the second quarter decreased 18.2% to kEUR 5,153 from kEUR 6,296
•	Gross profit margin improved to 40.9% from 36.6%
•	Systems revenues decreased 33.4% to kEUR 2,542 from kEUR 3,815
•	Services revenues increased 5.2% to kEUR 2,611 from kEUR 2,481
•	Reaffirm full year 2017 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We had another solid quarter and I am pleased with our overall performance. We continue to make progress in all our segments with the goal to ignite the next phase of accelerated growth. I am especially pleased with the progress of our research and development initiatives as we plan to announce new and exciting products and applications later this year and in the years to come, especially regarding High Speed Sintering (HSS). HSS systems are already in use at selected customers and the feedback we gather is very promising.”

Second Quarter 2017 Results

Revenues for the second quarter of 2017 decreased by 18.2% to kEUR 5,153 compared to kEUR 6,296 in the second quarter of 2016.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased 33.4% to kEUR 2,542 in the second quarter of 2017 from kEUR 3,815 in last year’s second quarter.   This was mainly due to a lower number of printer sales. The Company delivered three new printers in the second quarter of 2017, compared to six printers (three new and three used and refurbished) delivered in last year’s second quarter. Systems revenues also include all revenues from consumables, spare parts and maintenance, where we could record a slight increase compared to the last year’s same period.  Systems revenues represented 49.3% of total revenues in the second quarter of 2017 compared to 60.6% in last year’s second quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 5.2%, to kEUR 2,611 in the second quarter of 2017 from kEUR 2,481 in the comparative period of 2016. This was mainly due to higher revenue contribution from our subsidiary voxeljet China Co. Ltd (“voxeljet China”) and our subsidiary voxeljet America Inc. (“voxeljet America”). This was partially offset by lower contributions from our subsidiary voxeljet UK Ltd. (“voxeljet UK”).

Cost of sales was kEUR 3,043 for the second quarter of 2017 compared to kEUR 3,993 for the second quarter of 2016.

Gross profit was kEUR 2,110 in the second quarter of 2017 compared to kEUR 2,303 in the second quarter of 2016.

Gross profit for our Systems segment decreased to kEUR  925 in the second quarter of 2017 from kEUR 1,112 in the second quarter of 2016. This is due to the decrease in revenues. In contrast to this, gross profit margin for this segment increased to 36.4% in the second quarter of 2017 compared to 29.1% in the second quarter of 2016.  The increase mainly resulted from better gross profit margin on printer sales due to the product mix. In the last year’s period we sold three used printers, which usually provide weaker gross profit margins compared to new printers. Gross profit includes a release of accruals for compensation amounting to kEUR 81 in the second quarter of 2017 (2016: kEUR 183)

Gross profit for our Services segment remained largely unchanged at kEUR 1,185 in the second quarter of 2017 compared to kEUR 1,191 in the second quarter of 2016. The gross profit margin for this segment decreased to 45.4% in the second quarter of 2017 from 48.0% in the second quarter of 2016. This was mainly related to a lower release of accruals for compensation.  In the second quarter of 2017 the release of accruals for compensation amounted to kEUR 34, compared to a release of kEUR 128 in the comparative period. The gross profit margin contributions from the German operation and voxeljet America decreased slightly.

Selling expenses were kEUR 1,400 for the second quarter of 2017 compared to kEUR 1,265 in the second quarter of 2016.  The increase is mainly due to higher personnel expenses resulting from a lower release of compensation accruals of kEUR 55 in 2017 (2016: kEUR 132).

Administrative expenses were kEUR 1,154 for the second quarter of 2017 compared to kEUR 1,106 in the second quarter of 2016. Administrative expenses were impacted by the release of compensation accruals amounting to kEUR 58 compared to a release of accruals of kEUR 114 in the second quarter of 2016.

Research and development (“R&D”) expenses increased to kEUR 1,315 in the second quarter of 2017 from kEUR 1,049.  The increase of kEUR 266 was mainly due to higher personnel expenses and higher expenses for materials and external services related to various projects. R&D expenses were also impacted by the release of compensation accruals amounting to kEUR 79 in the second quarter of 2017 compared to kEUR 261 in the comparative period of 2016.

Other operating expenses in the second quarter of 2017 were kEUR 1,001 compared to kEUR 818 in the prior year period. This was mainly due to foreign currency losses amounting to kEUR 939 for the second quarter of 2017 compared to kEUR 617 in the second quarter of 2016.

Other operating income was kEUR 85 for the second quarter of 2017 compared to kEUR 327 in the second quarter of 2016. The decrease was mainly due to lower gains from foreign currency transactions.

The increase of losses and gains from foreign currency transactions was primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries. The loans are denominated in GBP and USD, respectively. The financial impact reflects the strengthening of the Euro against the GBP as well as the USD in the second quarter of 2017.

Operating loss was kEUR 2,675 in the second quarter of 2017, compared to an operating loss of kEUR 1,608 in the comparative period in 2016.  This was primarily related to the lower gross profit in combination with higher operational expenses and unfavorable foreign currency effects. Operational loss was primarily impacted by the release of accruals for compensation amounting to kEUR 307 compared to a release of accruals amounting to kEUR 818 in the second quarter of 2016.

Financial result was negative kEUR 1 in the second quarter of 2017, compared to a financial result of kEUR 95  in the comparative period in 2016.  The decrease was mainly related to the release of other comprehensive income to finance expense due to the selling of portions of the bond funds in the second quarter of 2016.

Net loss for the second quarter of 2017 was kEUR 2,674 or EUR 0.72 per share, as compared to net loss of kEUR 1,378, or EUR 0.46 per share, in the second quarter of 2016. Net loss was also impacted by our employee stock option plan, which was executed in the current quarter with an impact amounting to kEUR 122.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was at EUR 0.14 per ADS for the second quarter of 2017,  compared to a net loss of EUR 0.09 for the second quarter of 2016.

Six Months Ended June 30, 2017 Results

Revenues for the six months ended June 30, 2017 decreased by 13.3% to kEUR 9,683 compared to kEUR 11,166 in the prior year period.

Systems revenues were kEUR 4,235 for the first six months of 2017 compared to kEUR 6,598 in last year’s period. The Company sold five new 3D printers during the first six months of 2017 compared to six new and three used and refurbished 3D printers in the prior year period. Systems revenues represented 43.7% of total revenue for the six months ended June 30, 2017 compared to 59.1% for the same period a year ago.

Services revenues were kEUR 5,448 for the six months ended June 30, 2017 compared to kEUR 4,568 for the same period last year. This increase was mainly due to a higher revenue contribution from the German operation and our subsidiaries voxeljet America and voxeljet China. This was partially offset by a lower revenue contribution from voxeljet UK.

Cost of sales for the six months ended June 30, 2017 was kEUR 5,992, a decrease of kEUR 1,540, or 20%, over cost of sales of kEUR 7,532 for the same period in 2016.

Gross profit and gross margin for the six months ended June 30, 2017 were kEUR 3,691 and 38.1%, respectively, compared to kEUR 3,634 and 32.5% in the prior year period.

Gross profit for our Systems segment decreased to kEUR  1,278 for the six months ended June 30, 2017 from kEUR 1,805 in the same period of 2016.  This decrease is mainly due to the decline in revenues. The gross profit margin for this segment increased to 30.2% compared to 27.4% for the prior period. The increase mainly resulted from better gross profit margin regarding printer sales due to the product mix. In the last year’s period we sold three used printers, which usually provide weaker gross profit margins compared to new printers. The gross profit margin for revenues from consumables, spare parts and maintenance almost remained on the same level, compared to the six months ended 2016.

Gross profit for our Services segment increased to kEUR  2,413 for the six months ended June 30, 2017 from kEUR 1,829 in the same period of 2016.  This was mainly related to the increase in revenues. The gross profit margin for this segment increased to 44.3% from 40.0% mainly due to a better utilization ratio. Gross profit margin contributions from voxeljet America as well as voxeljet China improved. From our German operation we recorded an almost unchanged gross profit margin contribution, while the contribution from voxeljet UK decreased.

Selling expenses were kEUR 2,785 for the six months ended June 30, 2017 compared to kEUR 2,468 in the same period in 2016, an increase of kEUR 317, or 12.8%.  This was mainly due to higher personnel expenses.

Administrative expenses slightly increased by kEUR 146 to kEUR 2,348 for the first six months of 2017 from kEUR 2,202 in the prior year’s period.

R&D expenses increased to kEUR 2,812 for the six months ended June 30, 2017 from kEUR 2,356 in the same period in 2016, an increase of kEUR 456, or 19.4%.  The increase was mainly due to higher personnel expenses and higher expenses for materials related to various projects.

Other operating expenses for the six months ended June 30, 2017 were kEUR 1,191 compared to kEUR 1,947 in the prior year period. This improvement was mainly due to lower losses from foreign currency transactions amounting to kEUR 1,078 compared to kEUR 1,376 in the prior year’s period. In addition, the impairment loss on trade receivables for the six months ended 2017 amounted to kEUR 147, compared to kEUR 49 in the comparative period.

Other operating income was kEUR 382 for the six months ended June 30, 2017 compared to kEUR 644 in the prior year period. The decrease was mainly due to lower gains from foreign exchange transactions amounting to kEUR 35 compared to kEUR 214 in comparative period and lower amortization of deferred income of kEUR 108 compared to kEUR 148  in the comparative period in 2016.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Net loss for the six months ended June 30, 2017 was kEUR 5,105, or EUR 1.37 per share, as compared to net loss of kEUR 4,819, or EUR 1.29 per share in the prior year period. This is based on a weighted average number of ordinary shares outstanding of 3.720 million for the first six months ended June 30, 2017. Compared to the last year’s same period, the number of ordinary shares outstanding was unchanged.

Based on a conversion rate of five ADSs per ordinary share, net loss was EUR 0.27 per ADS for the six months ended June 30, 2017 compared to net loss of EUR 0.26 per ADS in the prior year period.

Business Outlook

Our revenue guidance for the third quarter of 2017 is in the range of kEUR 7,000 to kEUR 8,000.

We reaffirm our guidance for the full year ended December 31, 2017.

-	Full year revenue is expected to be in the range of kEUR 26,000 and kEUR 28,000
-	Gross margin is expected to be above 40%
-

Operating expenses for the full year are expected as follows: SG&A expenses in the range of kEUR 9,250 and kEUR 10,250 and R&D expenses to be approximately kEUR 4,750 to kEUR 5,750. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 4,000.

-	EBITDA is expected to be neutral-to-positive in 2017

Our total backlog of 3D printer orders at June 30, 2017 was kEUR 4,384, which represents seven 3D printers. This compares to a backlog of kEUR 3,784 representing five 3D printers, at December 31, 2016. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At June 30, 2017, we had cash and cash equivalents of kEUR 4,028 and held kEUR 11,657 of investments in bond funds, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The  Company will host a conference call and webcast to review the results for the second quarter on Tuesday, August 15, 2017 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Second Quarter 2017 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13666918. The recording will be available for replay through August 22, 2017.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.webcasts.com/starthere.jsp?ei=1155932&tp_key=990122ae0e at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1411 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on June 30, 2017.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	6/30/2017	12/31/2016
		(€ in thousands)
		unaudited
Current assets		30,937	37,506
Cash and cash equivalents	7	4,028	7,849
Financial assets	7	11,657	12,579
Trade receivables		4,031	4,133
Inventories	4	9,507	11,213
Income tax receivables		8	8
Other assets		1,706	1,724

Non-current assets		28,300	24,633
Financial assets	7	211	211
Intangible assets		977	842
Property, plant and equipment	5	27,010	23,521
Investments in joint venture		47	--
Other assets		55	59

Total assets		59,237	62,139

	Notes	6/30/2017	12/31/2016

Current liabilities		6,282	5,517
Deferred income		453	332
Trade payables		2,195	1,765
Financial liabilities	7	1,237	1,297
Other liabilities and provisions	6	2,397	2,123

Non-current liabilities		6,072	5,086
Deferred income		72	177
Deferred tax liabilities		1	1
Financial liabilities	7	5,932	4,817
Other liabilities and provisions	6	67	91

Equity		46,883	51,449
Subscribed capital		3,720	3,720
Capital reserves		75,949	75,827
Accumulated deficit		(34,067)	(28,971)
Accumulated other comprehensive income		1,203	873
Equity attributable to the owners of the company		46,805	51,449
Non controlling interest		78	87
Total equity and liabilities		59,237	62,139

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
	Notes	2017	2016	2017	2016
		(€ in thousands except share and share data)
Revenues	8, 9	5,153	6,296	9,683	11,166
Cost of sales		(3,043)	(3,993)	(5,992)	(7,532)
Gross profit	8	2,110	2,303	3,691	3,634
Selling expenses		(1,400)	(1,265)	(2,785)	(2,468)
Administrative expenses		(1,154)	(1,106)	(2,348)	(2,202)
Research and development expenses		(1,315)	(1,049)	(2,812)	(2,356)
Other operating expenses		(1,001)	(818)	(1,191)	(1,947)
Other operating income		85	327	382	644
Operating loss		(2,675)	(1,608)	(5,063)	(4,695)
Finance expense		(2)	(97)	(49)	(127)
Finance income		3	2	7	5
Financial result		1	(95)	(42)	(122)
Loss before income taxes		(2,674)	(1,703)	(5,105)	(4,817)
Income taxes		—	(2)	—	(2)
Net loss		(2,674)	(1,705)	(5,105)	(4,819)

Other comprehensive income		315	327	330	935
Total comprehensive loss		(2,359)	(1,378)	(4,775)	(3,884)

Loss attributable to:
Owners of the Company		(2,667)	(1,694)	(5,096)	(4,808)
Non-controlling interests		(7)	(11)	(9)	(11)
		(2,674)	(1,705)	(5,105)	(4,819)

Total comprehensive loss attributable to:
Owners of the Company		(2,352)	(1,367)	(4,766)	(3,873)
Non-controlling interests		(7)	(11)	(9)	(11)
		(2,359)	(1,378)	(4,775)	(3,884)

Weighted average number of ordinary shares outstanding		3,720,000	3,720,000	3,720,000	3,720,000
Loss per share - basic/ diluted (EUR)		(0.72)	(0.46)	(1.37)	(1.29)

voxeljet AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulate	comprehensive		Non controlling
(€ in thousands)	capital	reserves	deficit	income (loss)	Total	interest	Total equity
Balance at January 1, 2016	3,720	75,671	(17,684)	(238)	61,469	--	61,469
Establishment of subsidiary with non controlling interest	--	--	--	--	--	113	113
Loss for the period	--	--	(4,808)	--	(4,808)	(11)	(4,819)
Net changes in fair value of available for sale financial assets	--	--	--	49	49	--	49
Foreign currency translations	--	--	--	886	886	--	886
Equity-settled share-based payment transaction	--	156	--	--	156	--	156
Balance at June 30, 2016	3,720	75,827	(22,492)	697	57,752	102	57,854

	Attributable to the owners of the company
	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive gain	Total	Non-controlling interests	Total equity
Balance at January 1, 2017	3,720	75,827	(28,971)	873	51,449	87	51,536
Loss for the period	--	--	(5,096)	--	(5,096)	(9)	(5,105)
Foreign currency translations	--	--	--	330	330	--	330
Equity-settled share-based payment	--	122	--	--	122	--	122
Balance at June 30, 2017	3,720	75,949	(34,067)	1,203	46,805	78	46,883

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2017	2016
	(€ in thousands)
Cash Flow from operating activities

Net loss	(5,105)	(4,819)

Depreciation and amortization	1,463	1,256
Foreign currency exchange differences on loans to subsidiaries	194	901
Equity-settled share-based payment transaction	122	256
Impairment losses on trade receivables	147	49
Proceeds from customer loans	--	10

Change in working capital	(664)	(4,186)
Trade receivables, inventories and other assets	(1,317)	(3,626)
Trade payables	342	495
Other liabilities and provisions and deferred income	311	(1,056)
Income tax payable/receivables	--	1
Total	(3,843)	(6,533)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(1,999)	(365)
Net proceeds from disposal of financial assets	922	17,126
Investment in joint venture	(50)	--
Total	(1,127)	16,761

Cash Flow from financing activities

Repayment from bank overdrafts and lines of credit	(93)	(115)
Repayment of sale and leaseback obligation	(201)	(247)
Proceeds (repayment) of finance lease obligation	(21)	35
Proceeds of long-term debt	1,328	865
Total	1,013	538

Net increase (decrease) in cash and cash equivalents	(3,957)	10,766

Cash and cash equivalents at beginning of period	7,849	2,086
Changes to cash and equivalents due to foreign exchanges rates	136	25
Cash and cash equivalents at end of period	4,028	12,877

Supplemental Cash Flow Information
Interest paid	107	51
Interest received	5	7

voxeljet AG

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Preparation of financial statements

Our consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiaries voxeljet America Inc, voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2017.

Standard	Effective date	Descriptions
IFRS 9	01/2018	Financial Instruments
IFRS 15	01/2018	Revenue from Contracts with Customers
IFRS 2	01/2018	Amendments Classifications and Measurement of Share-based Payments Transactions
IFRS 4	01/2018	Amendments Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts
IAS 40	01/2018	Amendment of Transfers of Investment Property
IFRIC 22	01/2018	Foreign Currency Transactions and Advance Considerations
IFRS 16	01/2019	Leases
IFRIC 23	01/2019	Uncertainty over Income Tax Treatments
IFRS 17	01/2021	Insurance Contracts
IFRS 10, IAS 28	indefinite	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has developed a project plan to analyze the potential impact IFRS 15 will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the new guidance. Based on the analysis conducted to date, the Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and the method of adoption.

The interim financial statements as of and for the six months ended June 30, 2017 and 2016 were authorized for issue by the Management Board on August 14, 2017.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2016, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

3.	Share based payment arrangements

On April 7, 2017 voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000 of which 279,000 (75%) were granted on April 7, 2017. The vesting conditions include a service condition (the options vest after a period of four years) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the issue date and the respective exercise time frame) which both must be met.

The fair value of the employee share purchase plan has been measured using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

•	share price at grant date: USD 13.80
•	exercise price: USD 13.90
•	expected volatility: 55%
•	expected dividends: --
•	risk-free interest rate: 2.49%
•	fair value at grant date: USD 8.00

The expected volatility has been based on an evaluation of the historical volatility of the company’s share price. As at June 30, 2017 no options are exercisable and 279,000 options are outstanding.

The expenses recognized in the profit and loss statement amount to approximately kEUR 122 in the three months and six months ended June 30, 2017. (2016: kEUR -566 and KEUR -478, respectively, in relation to the release of certain accruals on long-term cash incentive plan).

4.	Inventories

	6/30/2017	12/31/2016
	(€ in thousands)
Raw materials and merchandise	2,567	1,850
Work in progress	6,940	9,363
Total	9,507	11,213

5.	Property, plant and equipment, net

	6/30/2017	12/31/2016
	(€ in thousands)
Land, buildings and leasehold improvements	11,759	12,020
Plant and machinery (includes assets under finance lease)	8,779	6,730
Other facilities, factory and office equipment	1,547	1,522
Assets under construction	4,925	3,249
Total	27,010	23,521

Leased assets included in Property, Plant and Equipment:	899	1,067
Printers	812	964
Other factory equipment	87	103

Printers leased to customers under operating lease	119	141

Assets under construction mainly relate to a new production building as well as a new office building at voxeljet’s headquarters in Friedberg, Germany.

6.	Other liabilities and provisions

	6/30/2017	12/31/2016
	(€ in thousands)
Customer deposits	795	183
Liabilities from VAT	154	174
Employee bonus	34	143
Accruals for vacation and overtime	221	170
Accruals for licenses	296	258
Liabilities from payroll	235	211
Accruals for commissions	83	190
Accruals for compensation of supervisory board	90	180
Accrual for warranty	229	400
Others	327	305
Total	2,464	2,214

7.	Financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy defines the following levels:

•                  Level 1: Quoted prices of the respective financial asset or financial liability in active markets

•                  Level 2: Other directly observable input parameters which contribute to establishing the fair value based on a valuation model

•                  Level 3: Input parameters not based on observable market data

Under IAS 39 there are the following categories:

(I) A financial asset or financial liability at fair value through profit or loss

(II) Held-to-maturity investments

(III) Available-for-sale financial assets

(IV) Loans and receivables

(V) Financial liabilities measured at amortized cost

6/30/2017	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	--	--	--	206	--	206	Level 1
Equity securities	--	--	5	--	--	5	Level 3
Investments in joint venture	--	47	--	--	--	47	Level 3
Current assets	--
Bond funds	--	--	11,657	--	--	11,657	Level 1
Cash and cash equivalents	--	--	--	4,028	--	4,028	Level 1

Liabilities

Non-current liabilities
Long-term debt	--	--	--	--	5,788	4,949	Level 2
Finance lease obligation	--	--	--	--	144	136	Level 2
Current liabilities
Bank overdraft	--	--	--	--	132	132
Long-term debt	--	--	--	--	681	674	Level 2
Finance lease obligation	--	--	--	--	424	423	Level 2

12/31/2016	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	--	--	--	206	--	206	Level 1
Equity securities	--	--	5	--	--	5	Level 3
Current assets
Bond funds	--	--	11,657	--	--	11,657	Level 1
Cash and cash equivalents	--	--	--	7,849	--	7,849	Level 1

Liabilities

Non-current liabilities
Long-term debt	--	--	--	--	4,448	3,770	Level 2
Finance lease obligation	--	--	--	--	369	354	Level 2
Current liabilities
Bank overdraft	--	--	--	--	224	224
Long-term debt	--	--	--	--	651	644	Level 2
Finance lease obligation	--	--	--	--	422	416	Level 2

The fair value of the Company’s investments in the bond funds was determined based on the unit prices quoted by the respective fund management company.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

8.	Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended June 30,
	2017		2016
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	2,542	2,611	3,815	2,481

Gross profit	925	1,185	1,112	1,191
Gross profit in %	36.4%	45.4%	29.1%	48.0%

	Six months ended June 30,
	2017		2016
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	4,235	5,448	6,598	4,568

Gross profit	1,278	2,413	1,805	1,829
Gross profit in %	30.2%	44.3%	27.4%	40.0%

9.	Revenues

The Group’s revenues by geographic region were as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	(€ in thousands)		(€ in thousands)
EMEA	3,554	4,298	6,393	7,707
France	503	613	1,028	2,084
Germany	2,023	2,132	3,454	3,238
Great Britain	110	340	258	611
Others	918	1,213	1,653	1,774
Asia Pacific	1,001	1,489	1,280	2,506
Thailand	--	1,272	--	1,272
China	808	19	932	24
South Korea	165	110	256	209
Others	28	88	92	1,001
Americas	598	509	2,010	953
United States	579	509	1,831	953
Others	19	--	179	--
Total	5,153	6,296	9,683	11,166